10/22

03032724

82- SUBMISSIONS FACING SHEET

INITIAL Submission

MICROFICHE CONTROL LABEL

REGISTRANT'S NAME Mexgold Resources Inc.

*CURRENT ADDRESS 202 Brownlow Ave.
Cambridge 2, Suite 305
Dartmouth, Nova Scotia 1TS
Canada

**FORMER NAME

**NEW ADDRESS

PROCESSED
OCT 29 2003
THOMSON FINANCIAL

FILE NO. 82- 34749 FISCAL YEAR 4/30/03

* *Complete for initial submissions only* ** *Please note name and address changes*

INDICATE FORM TYPE TO BE USED FOR WORKLOAD ENTRY:

12G3-2B (INITIAL FILING)	☐	AR/S (ANNUAL REPORT)	☑
12G32BR (REINSTATEMENT)	☐	SUPPL (OTHER)	☐
DEF 14A (PROXY)	☐		

OICF/BY: [signature]

DAT : 10/22/03

82-34747

03 OCT 22 AM 7:21

ARIS
4-30-03

MEXGOLD RESOURCES INC.

The attached financial statements are the audited financial statements of Seven Clans Resources Ltd. for the twelve months ended April 30, 2003. Since the year end of Seven Clans Resources Ltd., Seven Clans Resources Ltd. has acquired Mexgold Resources Inc. to continue as Mexgold Resources Inc. as discussed in the attached press release. As a result, Seven Clans Resources Ltd. is now known as Mexgold Resources Inc. and is substantially capitalized with a new mineral exploration property in Mexico.

September 15, 2003

BCSC **British Columbia Securities Commission**	**QUARTERLY AND YEAR END REPORT** BC FORM 51-901F (Previously Form 61)

INSTRUCTIONS

This report is to be filed by Exchange Issuers within 60 days of he end of their first, second and third fiscal quarters and within 140 days of their year end. "Exchange Issuer" means an issuer whose securities are listed and posted for trading on the Canadian Venture Exchange and are not listed and posted on any other exchange or quoted on a trading or quotation system in Canada.

ISSUER DETAILS

NAME OF ISSUER	FOR QUARTER ENDED	DATE OF REPORT YYYY / MM / DD
Seven Clans Resources Ltd.	April 30, 2003	2003/08/12

ISSUER ADDRESS
32 Roxborough Street East

CITY	PROVINCE	POSTAL CODE	ISSUER FAX #	ISSUER TELEPHONE #
Toronto	Ontario	M4W 1V6	416-352-5693	416-777-6772

CONTACT PERSON	CONTACT'S POSITION	CONTACT'S TELEPHONE #
Dennis H. Peterson	Director	416-777-6772

CONTACT'S E-MAIL ADDRESS	WEB SITE ADDRESS
dhp@petelaw.com	Not applicable

CERTIFICATE

The three schedules required to complete this Report are attached and the disclosure contained therein has been approved by the Board of Directors. A copy of this Report will be provided to any shareholder who requests it.

DIRECTOR'S SIGNATURE	PRINT FULL NAME	DATE SIGNED YYYY / MM / DD
(Signed): "Eduard H. Ludwig"	Eduard H. Ludwig	2003/08/12
DIRECTOR'S SIGNATURE	PRINT FULL NAME	DATE SIGNED YYYY / MM / DD
(Signed): "Dennis H. Peterson"	Dennis H. Peterson	2003/08/12

SCHEDULE "A"

SEVEN CLANS RESOURCES LTD.

FINANCIAL STATEMENTS

APRIL 30, 2003

SEVEN CLANS RESOURCES LTD.

FINANCIAL STATEMENTS

APRIL 30, 2003

INDEX **PAGE**

AUDITORS' REPORT

To the Shareholders of
SEVEN CLANS RESOURCES LTD.

We have audited the balance sheets of Seven Clans Resources Ltd. as at April 30, 2003 and 2002 and the statements of operations and deficit and cash flows for the years then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with Canadian generally accepted auditing standards. Those standards require that we plan and perform an audit to obtain reasonable assurance whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.

In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as at April 30, 2003 and 2002 and the results of its operations and cash flows for the years then ended in accordance with Canadian generally accepted accounting principles.

McGOVERN, HURLEY, CUNNINGHAM, LLP

Signed "McGovern, Hurley, Cunningham, LLP"

Chartered Accountants

TORONTO, Canada
July 15, 2003

BALANCE SHEETS
AS AT APRIL 30

	2003 $	2002 $
ASSETS		
CURRENT		
Cash and short-term investments	159,294	182,883
Sundry recoverable	4,807	4,856
Deposits	5,000	-
	169,101	187,739
INTEREST IN MINERAL PROPERTIES AND DEFERRED EXPLORATION EXPENDITURES (Note 3)	-	104,032
	169,101	291,771
LIABILITIES		
CURRENT		
Accounts payable and accrued liabilities	14,606	7,377
SHAREHOLDERS' EQUITY		
CAPITAL STOCK (Note 6)	524,942	524,942
(DEFICIT)	(370,447)	(240,548)
	154,495	284,394
	169,101	291,771

APPROVED ON BEHALF OF THE BOARD:

Eduard H. Ludwig , Director

Dennis H. Peterson , Director

See accompanying notes to the financial statements.

STATEMENTS OF OPERATIONS AND DEFICIT
FOR THE YEARS ENDED APRIL 30

	2003 $	2002 $
EXPENSES		
Office and general	9,513	1,810
Transfer agent and filing fees	8,528	7,498
Professional fees	7,250	18,044
Stock exchange fees	2,550	-
Shareholder information	1,544	-
Travel and general exploration	67	-
Loss before the undernoted	29,452	27,352
Write down of mineral properties and deferred exploration expenditures	104,032	-
Interest (revenue)	(3,585)	(771)
NET LOSS FOR THE YEAR	129,899	26,581
DEFICIT, beginning of year	240,548	-
BUSINESS COMBINATION COST (Note 5)	-	213,967
DEFICIT, end of year	370,447	240,548
LOSS PER SHARE – Basic (Note 7)	0.02	0.00
WEIGHTED AVERAGE NUMBER OF SHARES	8,481,121	3,815,426

See accompanying notes to the financial statements.

SEVEN CLANS RESOURCES LTD.

STATEMENTS OF CASH FLOWS

FOR THE YEARS ENDED APRIL 30

	2003 $	2002 $
CASH FLOWS (USED IN) FROM OPERATING ACTIVITIES		
Net (loss) for the year	(129,899)	(26,581)
Add items not requiring cash:		
Write off of incorporation costs	-	513
Write down of mineral properties and deferred exploration expenditures	104,032	-
	(25,867)	(26,068)
Changes in non-cash working capital balances:		
Decrease in sundry recoverable	49	3,717
(Increase) in deposits	(5,000)	-
Increase (decrease) in accounts payable and accrued liabilities	7,229	(1,527)
	2,278	2,190
Cash flows (used in) from operating activities	(23,589)	(23,878)
CASH FLOWS FROM FINANCING ACTIVITIES		
Advances to Skymore Resources Inc.	-	(23,794)
Issuance of common shares for cash	-	150,000
Advances from shareholder	-	80,000
Cash flows from financing activities	-	206,206
CASH FLOWS FROM (USED IN) INVESTING ACTIVITIES		
Cash acquired in reverse takeover	-	38
(Decrease) increase in cash	(23,589)	182,366
Cash and short-term investments, beginning of year	182,883	517
Cash and short-term investments, end of year	159,294	182,883
SUPPLEMENTAL INFORMATION:		
Issuance of common shares for debt settlement	-	274,941
Taxes paid	-	-
Interest paid	-	-

1. ORGANIZATION AND NATURE OF OPERATIONS

Seven Clans Resources Inc. (the "Company") was incorporated as a private company on October 27, 2000, under the Business Corporations Act (Ontario). Pursuant to a joint management information circular dated August 31, 2001, the Company combined with Skymore Resources Inc. ("Skymore") on January 29, 2002 (see Note 5). The two companies amalgamated on April 30, 2002 under the name Seven Clans Resources Ltd. The Company is in the business of acquiring and exploring mineral properties. There has been no determination whether properties held contain ore reserves which are economically recoverable. The recoverability of valuations assigned to mineral properties is dependent upon the discovery of economically recoverable reserves, confirmation of the Company's interest in the mineral claims, the ability to obtain necessary financing to complete development, and future profitable production or proceeds from disposition.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Interest in Mineral Properties and Deferred Exploration Expenditures

Mineral properties are carried at cost until they are brought into production, at which time they are depleted on a unit-of–production method based on proven and probable reserves. If a property is subsequently determined not to be economic, the property and related deferred costs are written down to net realizable value.

Exploration expenses relating to mineral properties in which the Company has an interest are deferred until the properties are brought into production, at which time they are amortized on a unit-of-production basis. Other general exploration expenses are charged to operations as incurred. The cost of mineral properties abandoned or sold and their related deferred exploration costs are charged to operations in the current year.

The Company reviews its mineral properties on an annual basis to determine if events or changes in circumstances have transpired which indicate that the carrying value of its assets may not be recoverable. The recoverability of costs incurred on the mineral properties is dependent upon numerous factors including exploration results, environmental risks, commodity risks, political risks, and the Company's ability to attain profitable production. In reviewing its mineral properties, the Company estimates the potential future cash flows expected to result from each asset and its eventual disposition. If the sum of the undiscounted, expected future cash flow is less than the carrying value of the asset, an impairment loss is recognized. It is reasonably possible, based on existing knowledge, that changes in future conditions in the near-term could require a change in the determination of the need for and amount of any writedown.

Costs include the cash consideration and the fair market value of the shares issued for the acquisition of mineral properties. The carrying value is reduced by option proceeds received until such time as the property cost and deferred expenditures are reduced to nominal amounts. Properties acquired under option agreements or by joint ventures, whereby payments are made at the sole discretion of the Company, are recorded in the accounts at the time of payment.

Income Taxes

The Company uses the liability method of accounting for income taxes. Under the liability method of tax allocation, future income taxes are determined based on the differences between the financial reporting and tax bases of assets and liabilities. These income tax assets and liabilities are measured using the substantially enacted tax rates in which the income tax assets or liabilities are expected to be settled or realized. A valuation allowance is provided to the extent that it is more likely than not that future income tax assets will not be realized.

Continued...

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

Environmental Expenditures

The Company has properties that must comply with environmental regulations and laws. Expenditures for current operations are expensed or capitalized, as appropriate. Liabilities are recorded when remedial efforts are probable and the costs can be reasonably estimated.

Land Reclamation Costs

During the course of acquiring and exploring potential mining properties, the Company must comply with government regulated environmental evaluation, updating and reclamation requirements. The costs of complying with these requirements are capitalized as incurred, as deferred costs until such time as the properties are put into commercial production, at which time the costs incurred will be charged to operations on a unit-of-production basis over the estimated mine life. Upon abandonment or sale of a property, all deferred costs relating to the property will be expensed in the year of such abandonment or sale. The cost and extent of future site cleanup, reclamation or remediation cannot be determined at this time and no amount has been recorded in these financial statements.

Flow-Through Financing

The Company has financed a portion of its exploration activities through the issue of flow-through shares which transfer the tax deductibility of exploration expenditures to the investor. Proceeds received on the issue of such shares have been credited to capital stock and the related exploration costs have been charged to interest in mineral properties and deferred exploration expenditures.

Resource expenditure deductions for income tax purposes related to exploration and development activities funded by flow-through share arrangements are renounced to investors in accordance with income tax legislation. When these expenditures are made, temporary taxable differences created by the renunciation reduce capital stock and create a future tax liability.

Use of Estimates

The preparation of financial statements in conformity with Canadian generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the related reported amounts of revenue and expense during the report period. Actual results could differ from those estimates. Management believes that the estimates are reasonable.

Stock-based Compensation Plan

Effective May 1, 2002, the Company adopted the recommendations of CICA Handbook Section 3870, Stock-based Compensation and Other Stock-based Payments. This Section establishes standards for the recognition, measurement and disclosure of stock-based compensation and other stock-based payments made in exchange for goods and services. These recommendations require that compensation for all awards made to non-employees and certain awards made to employees be measured and recorded in the financial statements at fair value. This Section also sets out a fair value based method of accounting for stock options issued to employees and applies to awards granted on or after May 1, 2002.

The Company, as permitted by Section 3870, has chosen to continue its existing policy of recording no compensation cost on the grant of stock options to employees. Any consideration paid by employees on exercise of stock options is credited to capital stock. This plan is described in Note 6(c). These financial statements omit the effect of stock options granted before May 1, 2002.

Loss Per Share

Basic per share amounts are calculated using the weighted number of shares outstanding for the period. Under this standard, the treasury method is used to determine the dilutive effect of stock options and other dilutive instruments.

Continued...

3. INTEREST IN MINERAL PROPERTIES AND DEFERRED EXPLORATION EXPENDITURES

Pursuant to an agreement dated October 27, 2000 (the "Option Agreement"), the Company acquired from Goldeye Explorations Limited ("Goldeye") an option to earn a 50% interest in Goldeye's 100% owned Sunshine Lake Property, consisting of 17 mineral claims located near Dryden, Ontario, upon making aggregate exploration expenditures on the property of $100,000. In accordance with the Option Agreement, all exploration expenditures on the property will be made by Goldeye as agent for, and on behalf of, the Company using funds advanced by the Company. A total of $104,032 has been expended by Goldeye on the Company's behalf on exploration expenditures on the property as follows:

	Balance April 30, 2002	Write down	Balance April 30, 2003
	$	$	$
Claim staking	22,000	22,000	-
Linecutting	20,000	20,000	-
Geophysical	50,000	50,000	-
Geochemical	12,032	12,032	-
	104,032	104,032	-

Goldeye allowed all but one of the claims to expire and the Company has written off all costs related to this area of interest since there are no plans for further exploration at this time.

4. RELATED PARTY TRANSACTIONS

(a) In fiscal 2002, a shareholder/director of the Company advanced a total of $80,000 which sum was interest-free and payable on demand. The amount was settled by the issuance of 800,000 post-consolidation shares. Third party accounts payable in the aggregate amount of $31,273 were assigned to the same shareholder/director of the Company who received 312,730 post-consolidation shares in settlement of the assigned accounts payable.

(b) In fiscal 2002, 1,602,520 post-consolidation shares were issued to two former directors of the Company in settlement of $160,252.

5. BUSINESS ACQUISITION

During fiscal 2002, the Company combined with Skymore Resources Inc. ("Skymore") to form a single economic entity through a share exchange. The holders of Skymore shares received 1 post-consolidation share for every 3 shares held by them. The holders of the Company shares received 1.75 post-consolidation shares for each share held by them and certain of these shareholders received 1,500,000 warrants. Each whole warrant entitles the holder to acquire one post-consolidation share of the Company for $0.20 in the two-year period from the effective date of the business combination. In conjunction with the share exchange, a shareholder of Skymore transferred 1,542,613 shares to a director/shareholder of the Company. Creditors, who were also shareholders of each company, received 2,715,250 post-consolidation shares of the Company in settlement of their outstanding debt.

Continued...

5. **BUSINESS ACQUISITION** (Continued)

Since the shareholders of the Company as a group owned approximately 57% of the outstanding shares of the combined entity after the private placement and various share exchanges, the Company was identified as the acquirer and the purchase method of accounting applied. Since the acquisition is considered a reverse takeover ("RTO") of Skymore by the Company, the financial statements are a continuation of the financial statements of the legal subsidiary (the "Company") while the capital structure is that of the legal parent ("Skymore").

Based on the audited January 29, 2002 balance sheet of Skymore, the net assets at estimated fair value that were combined with the Company were as follows:

Working capital (deficiency)	$ (53,715)
Long-term debt	(160,252)
	$ (213,967)

The fair market value of Skymore's liabilities exceeded its assets by $213,967, which effectively represented the cost of obtaining a CDNX listing. This deficiency associated with the RTO was charged to deficit as a capital transaction concurrently with the completion of the business combination.

6. **CAPITAL STOCK**

The capital stock is as follows:

Legal Parent

a) **Authorized:**
Unlimited number of common shares

b) **Issued:**
8,481,121 common shares

Transactions during the year are as follows:

	Common Shares #	Amount $
Balance of capital stock of legal parent (Skymore), April 30, 2001	6,797,613	534,761
Share consolidation - 3 for 1	(4,531,742)	-
RTO combination adjustment to adjust the capital stock amount to that of Seven Clans, prior to RTO	-	(318,760)
	2,265,871	216,001
Elimination of tax effect of flow-through shares as a result of amalgamation with Skymore	-	34,000
Shares issued to Skymore and Company creditors	2,715,250	274,941
Additional shares issued upon the business acquisition which is accounted for as an RTO (Note 5):		
Shares issued to Seven Clans Resources Inc. shareholders	3,500,000	-
Balance, April 30, 2002 and 2003	8,481,121	524,942

Continued...

6. **CAPITAL STOCK** (Continued)

Legal Subsidiary
Prior to the business combination, Seven Clans Resources Inc. had issued the following common shares:

Common shares	Issued #	Amount $
Shares issued at incorporation on October 27, 2000	750,000	1
Shares issued for cash	850,000	170,000
Flow-through shares issued for cash	400,000	80,000
Tax effect of renouncing 2000 expenditures	-	(34,000)
Balance outstanding at January 29, 2002	2,000,000	216,001

c) **Stock options**
The Company has created a management stock option plan (the "Plan") under which the Company can issue 1.4 million common shares. The options are non-assignable and may be granted for a term not exceeding five years. The exercise price of the options is fixed by the board of directors of the Company at the time of grant at the market price of the common shares, subject to all applicable regulatory requirements. Each grant of options under the Plan is subject to a vesting schedule whereby the number of shares which may be acquired upon exercise of options is limited to one third in each of the first, second and third years from the date of grant. As at April 30, 2002 and 2003, there were no options issued and outstanding.

d) **Share purchase warrants**
As at April 30, 2003, the Company had 1,500,000 warrants issued and outstanding (Note 5). Each warrant entitles the holder to purchase one common share of the Company for $0.20 per share until November 20, 2003. A summary of the outstanding warrants is as follows:

	Number of Warrants #	Exercise Price $
Balance, April 30, 2002 and 2003	1,500,000	0.20

7. **LOSS PER SHARE**

The existence of warrants affects the calculation of loss per share on a fully diluted basis. As the effect of the dilution is to reduce the reported loss per share, the fully diluted loss per share has not been presented.

Continued...

8. FUTURE INCOME TAX LIABILITY

The Company utilizes the asset and liability method of accounting for incomes taxes.

(a) Provision for Income Taxes

Major items causing the Company's income tax rate to differ from the federal statutory rate of 39% (2002 – 40%) were as follows:

	2003 $	2002 $
(Loss) before taxes:	(129,899)	(26,581)
Expected income tax recovery based on statutory rate	(50,660)	(10,632)
Increase resulting from:		
Non-deductible expenses:		
Write off of incorporation costs	-	205
Write down of mineral properties and deferred exploration expenditures	40,572	-
Current year valuation allowance	10,088	10,427
	-	-

(b) *Future Tax Balances*

The tax effects of temporary differences that give rise to future income tax assets and liabilities at April 30, 2003 were as follows:

	2003 $	2002 $
Future income tax assets (liabilities):		
Interest in mineral properties and deferred exploration expenditures	207,700	181,000
Non-capital loss carry forwards	65,600	63,900
Incorporation costs	400	400
Valuation allowance	(273,700)	(245,300)
Future income tax asset (liability)	-	-

As at April 30, 2003, the Company had available for deduction against future taxable income, non-capital losses of approximately $168,300 which, if unutilized, begin to expire in 2004. The Company has approximately $162,800, $92,700, and $277,200 of Canadian development expenses, Canadian exploration expenditures, and foreign exploration and development expenses respectively, as at April 30, 2003 which, under certain circumstances, may be utilized to reduce taxable income of future years. The potential income tax benefit of these losses has not been recognized in the accounts.

9. FINANCIAL INSTRUMENTS

Fair Value

Canadian generally accepted accounting principles require that the Company disclose information about the fair value of its financial assets and liabilities. Fair value estimates are made at the balance sheet date based on relevant market information and information about the financial instrument. These estimates are subjective in nature and involve uncertainties in significant matters of judgment and therefore cannot be determined with precision. Changes in assumptions could significantly affect these estimates.

The carrying amounts for cash and short-term investments, sundry recoverable, and accounts payable and accrued liabilities on the balance sheet approximate fair value because of the limited term of these instruments.

Continued...

10. SUBSEQUENT EVENTS

(i) The Company has entered into a letter of intent dated January 15, 2003 to acquire all of the issued and outstanding shares and warrants of Mexgold Resources Inc. ("Mexgold Resources"), subject to shareholder approval and approval by the TSX Venture Exchange (the "TSXV"). Mexgold Resources is a private junior natural resource issuer which holds a 100% interest in a single gold and base metal mineral exploration property, known as the "Guadalupe Gold-Silver Project", located in Mexico. Mexgold Resources is incorporated in Ontario and is arms' length to the Company and its management. Pursuant to the policies of the TSXV, this acquisition is characterized as a "reverse take-over" or "RTO". As such, the RTO must meet the conditions of a new listing on the Exchange for working capital, historical property expenditures and related matters, and it must be approved by the shareholders of the Company and the TSXV before it may be completed. In addition to shareholder and regulatory approval for the acquisition of Mexgold Resources, shareholder approval will be sought for a change of the name of the Company to Mexgold Resources Inc. and certain other matters. The effect of the RTO is to reorganize the Company so that the shareholders of Mexgold Resources become shareholders of the Company and the exploration of Mexgold Resources' property interests is carried out through a public company. Pursuant to the RTO, the shareholders of Mexgold Resources will control the Company. Concurrent with the closing of the RTO transaction, a private placement will be completed to fund exploration and working capital, and the nominees of Mexgold Resources will become the management of the reorganized public company formerly known as Seven Clans Resources Ltd. Details of these steps were disclosed in an information circular which was mailed to shareholders and filed with regulators.

(ii) On April 25, 2003, the Company announced that the acquisition of Mexgold Resources Inc. had received conditional approval of the TSX Venture Exchange. Shareholders of the Company approved the transaction on May 23, 2003.

SCHEDULE "B"

SEVEN CLANS RESOURCES LTD.

SUPPLEMENTARY INFORMATION

FOR THE TWELVE MONTHS ENDED APRIL 30, 2003

1. ANALYSIS OF EXPENSES AND DEFERRED COSTS

During the twelve months ended April 30, 2003, the expenses incurred by the Corporation related to various transfer agent and professional fees, as well as office and general expenses. These expenses were offset by interest revenue in the amount of $3,585. Details of these expenses are as follows:

BREAKDOWN OF EXPENSES

	$
Office and general	9,513
Transfer agent and filing fees	8,528
Professional fees	7,250
Stock exchange fees	2,550
Shareholders information	1,544
Travel and general exploration	67
Interest (revenue)	(3,585)
Total	25,867

There were no mineral property expenditures or writedowns during the period except for the write-off of all deferred exploration expenditures related to the Sunshine Lake Property in the amount of $104,032. This property is described under Schedule C – "Management Discussion and Analysis for the Year Ended April 30, 2003 – Description of Business". These costs are being written off since the Corporation has no plans for further exploration on the property in light of its pending business combination with Mexgold Resources Inc. See Schedule C – "Management Discussion and Analysis for the Twelve Months Ended April 30, 2003".

2. RELATED PARTY TRANSACTIONS

There were no related party transactions during the twelve months ended April 30, 2003.

3. SUMMARY OF SECURITIES ISSUED AND OPTIONS GRANTED DURING THE PERIOD

(a) There were no common shares issued during the twelve months ended April 30, 2003.

(b) There were no options granted during the twelve months ended April 30, 2003.

4. SUMMARY OF SECURITIES AS AT THE END OF THE REPORTING PERIOD

(a) The authorized share capital of the Corporation consists of an unlimited number of common shares. The common shares are without nominal or par value. Each common share ranks equally with all other common shares with respect to dissolution, liquidation or winding-up of the Corporation and payment of dividends. The holders of common shares are entitled to one vote for each share held of record on all matters to be voted on by such holders and are entitled to receive pro rata such dividends as may be declared by the board of directors of the Corporation out of funds legally available therefor and to receive pro rata the remaining property of the Corporation on dissolution. The holders of common shares have no pre-emptive or conversion rights. The rights attaching to the common shares can only be modified by the affirmative vote of at least two-thirds of the votes cast at a meeting of shareholders called for that purpose.

(b) A total of 8,481,121 common shares ($524,942) were issued and outstanding as at January 31, 2003.

(c) As at April 30, 2003, there were no options outstanding and a total of 1,500,000 common share purchase warrants outstanding. Each whole common share purchase warrant entitles the holder to acquire one common share for $0.20 per share until November 20, 2003.

(d) As at April 30, 2003, there were no common shares of the Corporation subject to escrow or pooling agreements other than a total of 4,820,503 common shares which are subject to the escrow policies of the Canadian Venture Exchange.

5. The directors and officers of the Corporation as at April 30, 2003 are as follows:

Name	**Position**
Eduard H. Ludwig	President and Director
Dennis H. Peterson	Director
Ian A. Shaw	Director

SCHEDULE "C"

SEVEN CLANS RESOURCES LTD.

MANAGEMENT DISCUSSION AND ANALYSIS
FOR THE TWELVE MONTHS ENDED APRIL 30, 2003

DESCRIPTION OF BUSINESS

The Corporation, formerly known as "Skymore Resources Inc.", completed a reorganization pursuant to which it consolidated its common shares on a three to one basis, acquired all of the issued and outstanding common shares of Seven Clans Resources Inc., a private junior natural resource issuer, in exchange for 3,500,000 post-consolidation common shares and common share purchase warrants to acquire 1,500,000 post consolidation common shares of the Corporation, and changed the name of the Corporation to its current form of name. In addition, as part of the reorganization, certain shares of former management of the Corporation were acquired by new management and a total of 2,715,250 post-consolidation common shares of the Corporation were issued in settlement of substantially all of the outstanding debt of the Corporation and Seven Clans Resources Inc. Both the reorganization and the debt settlement were undertaken by management to enhance the shareholder value of the Corporation by facilitating future financings and the undertaking of new ventures.

The Corporation has two resource properties, a primary property located in Ontario and a secondary property located in British Columbia. The Corporation currently has no revenues from mineral producing operations. These properties are early stage exploration properties. Activities of the Corporation include acquiring mineral properties and conducting exploration programs. The Corporation has only been active on its Ontario exploration property, known as the Sunshine Lake Property. The Corporation has written off all deferred exploration expenditures relating to the Sunshine Lake Property as at April 30, 2003. See "Discussion of Operations and Financial Condition – Analysis and Expenses and Deferred Costs".

The Sunshine Lake Property is located near Dryden in northwestern Ontario and covers a total area of approximately 3,184 hectares. The Corporation acquired its 50% interest in the Sunshine Lake property through an aggregate expenditure of $100,000 in 2000 and 2001. A joint venture has been formed for the further exploration of the property. A $200,000 budget has been proposed in which Goldeye Explorations Limited ("Goldeye"), the other 50% interest property owner, provides the first $100,000 of expenditures after which Goldeye and the Corporation contribute equally. Geologically the property is situated along the paleo-surface of an ancient volcano. This geological environment is considered to be highly favourable for the formation of base metal-rich volcanogenic massive sulphide deposits. Proximity to the Manitou Straits Fault and the presence of untested splay faults imparts an opportunity to discover gold mineralization on the claims. In addition, large "gabbroic" intrusions south of Sunshine Lake may host platinum group element ("PGE") mineralization. Previous work on the property includes geological mapping, geophysical surveying and limited geochemical soil and rock sampling on the Sunshine grid. Results of this work include the discovery of two gold mineralization targets, three base metal targets and two PGE targets. Geophysical surveys including electromagnetic, magnetic and induced polarization surveys delineated four geophysical targets interpreted to be potential sites for base metal massive sulphide mineralization. The Uphill grid has received a preliminary geological appraisal in the search for the bedrock source of massive sulphide boulders. The balance of the property (approximately 164 claim units, 2,624 ha) has not been explored in detail and contains additional base metal and PGE mineralization potential. The Corporation has written off all deferred exploration expenditures relating to the Sunshine Lake Property as at April 30, 2003 in the amount of $104,032. These expenditures are being written off since the Corporation has no plans for further exploration on the property in light of its pending business combination with Mexgold Resources Inc. See "Discussion of Operations and Financial Condition – Analysis of Expenses and Deferred Costs" and "Subsequent Events".

The Blackcock Property is located in the Kootenay District of the Nelson Mining Division in the Province of British Columbia. Skymore currently has one resource property located in the Kootenay District of the Nelson Mining Division, British Columbia. The property consists of two claims known as the "Blackcock Claim" and the "Ynot Fraction Claim" (the "Claims"). The Claims are subject to a royalty equal to 4% of the gross value of all minerals, ores, metals, concentrates or materials recovered, produced or derived from the Claims. The Claims are located 9.7 kilometers northeast of Ymir, British Columbia on Wildhorse Creek. Although limited work has been done on the Claims since they were located in 1896, most of the recorded production of 2,881 tons occurred in 1936 and 1941. Grades were: gold 0.36 oz/ton, silver 1.08oz/ton, lead 1.65%, zinc 1.41%. In 1988 a previous property owner completed a program of cross cutting on the 1,000 meter level in the old workings. Nine holes were completed at a reported expenditure of $1,044,747, and small high grade vein systems were uncovered. The area is underlain by granodiorite of the middle to late Jurassic Nelson Intrusions. Argillite of the Lower Jurassic Ymir Group occurs as a roof pendent within the Nelson Batholith and is cross cut by the O'Hara adit. A small drill program was carried out in 1994 at an approximate cost of $44,200 consisting of 7 short drill holes totaling 1,813 ft. While the drilling indicated a small low grade zone it effectively closed the downward extension of the Blackcock zone to the O'Hara level. The potential for additional vein systems has not been tested on the property. As a result of the limited potential of the British Columbia property and weakness in the junior resource capital markets, no source of funding has been found for exploration on this property. Management is currently assessing whether to attempt to finance further work on the British Columbia property, or joint venture or sell the property. For these reasons, the carrying value of the historical exploration expenditures on this property in the amount of $257,594 were written-off to $nil prior to the recent reorganization of the Corporation.

DISCUSSION OF OPERATIONS AND FINANCIAL CONDITION

Analysis of Expenses and Deferred Costs

During the twelve months ended April 30, 2003, the Corporation incurred a net loss of $129,899, compared to a net loss of $26,581 during the twelve months ended April 30, 2002. The net loss for the period includes a writedown of the Sunshine Lake Property in the amount of $104,032 (2002 - $nil) and a recovery of interest revenue in the amount of $3,585 (2002 - $771). Before these items, the loss for the twelve months ended April 30, 2003 was $29,452 (2002 - $27,352). The net loss during the period before writedowns and interest revenue was mainly attributable to various professional and transfer agent fees, and office and general expenses, and is consistent with the prior period. These categories of costs have been incurred to preserve the Corporation in good standing and pursue new acquisitions opportunities. These efforts have led to the business combination with Mexgold Resources Inc. as described under, "Subsequent Events".

The Corporation has written off all deferred exploration expenditures relating to the Sunshine Lake Property as at April 30, 2003 in the amount of $104,032. These expenditures are being written off since the Corporation has no plans for further exploration on the property in light of its pending business combination with Mexgold Resources Inc. See "Subsequent Events".

Related Party Transactions

There were no related party transactions during the twelve months ended April 30, 2003.

Net Losses

The Corporation has incurred net losses in current and prior periods, due mainly to mineral property write-downs and various general and administrative expenses. The Corporation anticipates losses will continue during the next several years as is typical in the junior resource exploration industry.

Risks and Uncertainties

The mineral exploration business is risky and most exploration projects will not become mines. The Corporation may offer other mining companies the opportunity to acquire interests in any of its mineral assets in return for funding by such companies of all or part of the exploration and development of such assets. For the funding of any property acquisitions or exploration conducted by the Corporation, the Corporation depends on the issue of shares from treasury to investors. Such financing will depend, in turn, on various factors, such as a positive mineral exploration climate, positive stock market conditions, a company's track record and the experience of management. If such financing is unable for any reason, the Corporation may become unable to retain its mineral interests and carry out its business plan.

The Corporation's exploration operations are subject to government legislation, policies and controls relating to prospecting, development, production, environmental protection, mining taxes and labour standards. In addition, the profitability of any prospect is directed by the market for minerals, which is influenced by many factors including changing production costs, supply and demand, inflation, and the political environment.

The Corporation's success is dependent on the knowledge and expertise of its management and employees and their ability to identify and advance attractive exploration projects and targets. The competition for highly qualified personnel is strong and there is no guarantee that the Corporation will be able to retain or attract such personnel.

Investor Relations

Members of management of the Corporation all participate in a limited investor relations program. The Corporation has no arrangements for external promotional activities and costs allocated to investor relations are comprised mainly of promotional expenses incurred by members of management.

SUBSEQUENT EVENTS

There are no significant events or transactions that occurred subsequent to April 30, 2003.

The Corporation has entered into a letter of intent dated January 15, 2003 to acquire all of the issued and outstanding shares and warrants of Mexgold Resources Inc. ("Mexgold Resources"), subject to shareholder approval and approval by the TSX Venture Exchange (the "TSXV"). Mexgold Resources is a private junior natural resource issuer which holds a 100% interest in a single gold and base metal mineral exploration property, known as the "Guadulupe Gold-Silver Project", located in Mexico. Mexgold Resources is incorporated in Ontario and is arms' length to the Corporation and its management. Pursuant to the Policies of the TSXV, this acquisition is characterized as a "reverse take-over" or "RTO". As such, the RTO must meet the conditions of a new listing on the Exchange for working capital, historical property expenditures and related matters, and it must be approved by the shareholders of the Corporation and the TSXV before it may be completed. In addition to shareholder and regulatory approval for the acquisition of Mexgold, shareholder approval will be sought for a change of the name of the Corporation to Mexgold Resources Inc., and certain other matters. The effect of the RTO is to reorganize the Corporation so that the shareholders of Mexgold become shareholders of the Corporation and the exploration of Mexgold's property interests is carried out through a public company. Pursuant to the RTO, the shareholders of Mexgold will control the Corporation. Concurrent with the closing of the RTO transaction, a private placement will be completed to fund exploration and working capital, and the nominees of Mexgold will become the management of the reorganized public company formerly known as Seven Clans. Details of these steps were disclosed in an information circular dated March 31, 2003 and were approved by shareholders on May 23, 2003. The transaction has received conditional approval of the TSXV and is expected to close on or before September 30, 2003.

FINANCINGS, PRINCIPAL PURPOSES AND MILESTONES

The Corporation currently has no plans to raise further funds as it has sufficient funds on hand for its corporate purposes at the present time. The Corporation has no requirements to incur exploration expenditures on its Sunshine Lake Property, as the next $100,000 of expenditures is the responsibility of its joint venture partner, Goldeye. The Corporation owns the Blackcock Claims and therefore has no funding obligations other than the yearly payment of a nominal amount of mining taxes. The Corporation expects to close it business combination with Mexgold Resources Inc. as described under, "Subsequent Events", and pursue exploration on the Guadulupe Gold-Silver Project".

LIQUIDITY AND SOLVENCY

Working capital was $154,495 as at April 30, 2003. The Corporation had a deficit in the amount of $370,447 as at April 30, 2003, compared to a deficit in the amount of $240,548 as at April 30, 2002. The Corporation's future financial success will be dependent upon its ability to raise additional capital from the issue of treasury shares, the discovery and development of a body of commercial ore, or the undertaking of a new business. This may take years, if at all, to complete and the amount of resulting income, if any, is impossible to determine. The Corporation does not expect to receive significant income from its existing assets in the foreseeable future. Historically, the Corporation's capital needs have mainly been met by equity financing.